FID-B-04-048

August 17, 2004

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

04036500

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- JSAT Announces Finalized Details Concerning Issuance of Subscription Rights (Stock Options)

Thank you for your attention and cooperation.

Yours faithfully,

PROCESSED
AUG 27 2004
FINANC

Hiroshi Kajihara
General Manager
Corporate Finance and Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

8/26

**JSAT Corporation**
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

82-5111

August 13, 2004
JSAT Corporation

# JSAT Announces Finalized Details Concerning Issuance of Subscription Rights (Stock Options)

JSAT Corporation today announced that the Board of Directors finalized previously undetermined details concerning a resolution to grant stock options through the issuance of subscription rights, pursuant to Article 280-20, -21 of the Commercial Code of Japan. Most of these details were approved by resolution at a meeting held on August 5, 2004.

Particulars

| | |
|---|---|
| 1. Date of issue for subscription rights: | August 13, 2004 |
| 2. Payment due upon exercise of subscription rights: | ¥340,150 per share |
| 3. Total price of shares to be issued upon exercise of subscription rights: | ¥340,150,000 (¥340,150 per share) |
| 4. Amount of the issue price of new shares issued upon exercise of subscription rights to be included in common stock capital: | ¥170,075 per share |

(Reference)

| | |
|---|---|
| (1) Meeting of the Board of Directors to approve resolution for proposal to Ordinary General Meeting of Shareholders: | May 11, 2004 |
| (2) Approval of resolution by Ordinary General Meeting of Shareholders: | June 25, 2004 |